                                                     File No. 333-75319
                                                     1940 Act File No. 811-08103


                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                Amendment No. 2
                                      To
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:  Nuveen Unit Trusts, Series 40

B.  Name of Depositor:    John Nuveen & Co. Incorporated

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              John Nuveen & Co. Incorporated
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

----
:X : Check box if it is proposed that this filing will become effective on ---- April 15, 1999 at 1:30 P.M. pursuant to Rule 487.

                                 [NUVEEN LOGO]
                               Defined Portfolios

Nuveen--Standard & Poor's Quality Buyback Portfolio, April 1999

        Prospectus Part A dated April 15, 1999

 .Seeks Capital Appreciation
 .A Time-Tested Investment Strategy
 .Invests in Companies Engaged in Stock Buyback Programs
 .Rollover Option
 .Letter of Intent Available



The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

EQU-04-99-P

Nuveen--Standard & Poor's Quality Buyback Portfolio, April 1999
                                                       CUSIP Nos:
                                                       Dividend in cash
                                                                     Reinvested

                                                       67066W 166

                                                                 67066W 174

Overview

Nuveen Unit Trusts, Series 40 in-
cludes the unit investment trust
listed above. The Portfolio seeks to
provide capital appreciation by in-
vesting in common stocks of companies
with strong historical earnings and
dividends and credit quality.

The Portfolio is scheduled to termi-
nate in approximately 24 months.
 Contents

 2 Overview

 3 Nuveen--Standard & Poor's Quality
   Buyback Portfolio, April 1999
 3 Risk/Return Summary
 3 Investment Objective
 3 Investment Strategy
 3 Security Selection
 4 Industry Diversification
 4 Primary Risks
 4 Investor Suitability
 4 Fees and Expenses
 6 Quality Buyback Strategy
 7 Historical Performance
  Schedule of Investments
 8 Securities Descriptions
 9 How to Buy and Sell Units
 9 Investing in the Portfolio
 9 Sales or Redemptions
10 Risk Factors
10 Distributions
10 Income Distributions
10 Capital Distributions
10 General Information
10 Termination
10 The Sponsor
10 Standard & Poor's
11 Dealer Concessions
11 Optional Features
11 Rollover Trusts
11 Letter of Intent
12 Reinvestment
12 Nuveen Mutual Funds
13 Statement of Condition
14 Report of Independent Public
   Accountants

 For the Table of Contents of Part
 B, see Part B of the Prospectus.
---------


 Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.


"Standard & Poor's" and "S&P" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor"). The Portfolio is not sponsored, managed, sold or promoted by Standard & Poor's.

                                      ---

Nuveen--Standard & Poor's Quality Buyback Portfolio, April 1999

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide above-average capital appreciation with a mod-erated level of risk as compared to the S&P 500.

Investment Strategy

The Portfolio consists of the stocks of the companies selected by Nuveen using a screening model developed with the assistance and expertise of Standard & Poor's. The stocks are expected to remain in the Portfolio until termination.

The Sponsor intends to create future portfolios that follow the same invest-ment strategy. One such portfolio is expected to be available approximately 13 months after the Initial Date of Deposit and also when the Portfolio termi-nates. If these future portfolios are available, you may reinvest into one of the portfolios at a reduced sales charge. Each portfolio is designed to be part of a longer-term strategy, and the Sponsor believes that more consistent results are likely if the strategy is followed for at least three to five years.

Security Selection

 . We select the stocks in the Portfolio by applying on March 31, 1999, a four-step screening model (the "Quality Buyback Strategy"). The Quality Buyback Strategy only selects the stocks of companies that satisfy all of the fol-lowing conditions:

 Market Capitalization--Companies with market capitalizations equal to or in excess of $500 million.

 Credit Ratings--Companies that have a Standard & Poor's Issuer Credit Rating of at least AA-. A Standard & Poor's issuer credit rating is its opinion of the issuer's creditworthiness concerning a specific senior financial obliga-tion or program. Standard & Poor's determines its credit ratings based on likelihood of payment, nature and provisions of the obligation, and protec-tion against bankruptcy and other laws. The AA- symbol means the obligor has a very strong capacity to meet its financial commitment.

 Stock Rankings--Companies that are ranked A+ or A by Standard & Poor's Earn-ings and Dividend Rankings for Common Stocks, its highest rankings. Standard & Poor's determines its stock rankings primarily on the growth and stability of per-share earnings and dividends. It assigns a symbol to each stock, which ranges from A+ for the highest ranked stocks to D for those stocks Standard & Poor's considers to be the most speculative. These rankings are not intended to predict stock price movements.

 Share Reduction--Companies that have reduced the number of common shares out-standing (as adjusted), generally through stock buybacks, by at least 1% over the last year (as of a company's most recent fiscal quarter for which infor-mation is available) and paid cash dividends during the most recent one-year period. Shares are adjusted in response to stock splits, stock dividends and other corporate actions to minimize potential distortions.

 . Standard & Poor's believes that:

 --Share reduction is typically the result of a share buyback program executed by the company and generally reflects a strong cash flow position, and in turn, high quality earnings.

 --A buyback program may provide an indirect measure of the value of the stock, in that management has judged that an investment in the company's own stock offers more attractive returns than those available from other invest-ment sources.

 --Share reduction is typically associated with companies that are more likely to be characterized as "stable" rather than "aggressive growth." Companies seeking very rapid (and potentially volatile) growth are unlikely to divert resources to share reduction activities.

                                      ---

Industry Diversification

Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:

                         Approximate
Industry             Portfolio Percentage
--------             --------------------
Basic Industries             6.83%
Capital Equipment            6.66%
Consumer Services            6.67%
Electrical Products          6.65%
Financial Services          13.21%
Foods                        6.68%
Health Care                  6.65%
Household Products          13.28%
Insurance                    6.67%
Media                        6.73%
Oil Companies                6.64%
Technology                   6.64%
Telecommunications           6.69%
                           -------
    Total                  100.00%

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.


Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking the opportunity to purchase a defined portfolio of stocks that are selected through the application of the Quality Buyback Strategy;

 . You want capital appreciation potential;

 . You are willing to invest over at least a three to five year period (assum-ing rollover purchases); and

 . The Portfolio represents only a portion of your overall investment portfo-lio.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning an equity invest-ment;

 . You are seeking preservation of capital or high current income; or

 . You do not have a long-term investment horizon.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Estimated Annual Operating Expenses

                                                                     Amount per
                                                                       $1,000
                                                                      Invested
                                                                       (as of
                                                                    Initial Date
                                                    Amount per Unit of Deposit)
                                                    --------------- ------------
Trustee's Fee......................................     $.00950        $0.950
Sponsor's Supervisory Fee..........................     $.00250        $0.250
Other Operating Expenses(1)........................     $.02175        $2.175
                                                        -------        ------
Total..............................................     $.03375        $3.375

Maximum Organization Costs(2)......................     $  .016        $ 1.60


Investor Fees
(As of the Initial Date of Deposit)
Maximum Initial Sales Charge.......................       1.00%        $10.00
Maximum 1st Year Deferred Sales Charge.............       1.75%        $17.50
Maximum 2nd Year Deferred Sales Charge.............       1.75%        $17.50
                                                        -------        ------
Total Maximum Sales Charge.........................       4.50%        $45.00

---------
(1) Other Operating Expenses include annual licensing fees paid to cover a li-cense to use trademarks, trade names, databases and research of Standard & Poor's.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

You will pay both an upfront and a deferred sales charge. The upfront sales charge equals the difference between the total maximum sales charge of 4.5% of the Public Offering Price and any remaining deferred sales charges. The annual deferred sales charges are $0.175 per Unit and are deducted monthly in in-stallments of $0.0175 per Unit on the last business day of each month from June 30, 1999 through March 31, 2000 and June 30, 2000 through March 30, 2001.

                                      ---

The maximum per Unit sales charges are reduced as follows:


                                                    First      Second
                                                     Year       Year      Total
                                          Upfront  Deferred   Deferred   Maximum
                                           Sales    Sales      Sales      Sales
           Number of Units(1)            Charge(2)  Charge     Charge    Charge
 --------------------------------------  --------- --------   --------   -------
 Less than 5,000.......................    1.00%    $0.175     $0.175     4.50%
 5,000 to 9,999........................    0.75%    $0.175     $0.175     4.25%
 10,000 to 24,999......................    0.50%    $0.175     $0.175     4.00%
 25,000 to 49,999......................    0.25%    $0.175     $0.175     3.75%
 50,000 to 99,999......................    0.00%    $0.175     $0.175     3.50%
 100,000 or more.......................    0.00%    $0.175(3)  $0.175(3)  2.75%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that ba-sis which is more favorable to you.

(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. The percentage amount of the Upfront charge will vary as the Unit price varies and after deferred charges begin.
(3) All Units are subject to the same deferred sales charges. When the de-ferred charges exceed the maximum sales charge, you will be given extra Units at the time of purchase.

The maximum sales charge on reinvested dividends is $0.35 per Unit.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also, see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

 1 Year                3 Years                            5 Years                            10 Years
 -------               -------                           ---------                           ---------
 $323.03               $787.65                           $1,278.15                           $2,627.26

While the Portfolio has a term of approximately 24 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.


                                      ---

Quality Buyback Strategy Historical Performance

The Sponsor intends to create future portfolios that follow the Quality Buyback Strategy. A portfolio is expected to be available approximately 13 months after the Initial Date of Deposit of this Portfolio and upon the Port-folio's termination. To give you some indication of the performance potential of the Quality Buyback Strategy, the following table compares the constructed performance of the Quality Buyback Strategy stocks (but not any actual portfo-lio) with the actual performance of two general market indices.

The constructed returns of the Quality Buyback Strategy reflect the applica-tion of the strategy once every two years and include the actual sales charges and estimated expenses of the Portfolio. The performance provided is no assur-ance of future results of either the Quality Buyback Strategy or any portfo-lio.

                        COMPARISON OF TOTAL RETURNS(1)

                                                        Quality
                                                        Buyback
                                                        Strategy S&P 500  DJIA
                                                         Total    Total   Total
                                                        Returns  Returns Returns
                                                          (2)      (3)     (3)
Year                                                    -------- ------- -------
1982...................................................  20.0%   20.37%  27.20%
1983...................................................  26.4%   22.31%  26.05%
1984...................................................  17.9%    5.97%   1.35%
1985...................................................  38.3%   31.06%  33.62%
1986...................................................  29.8%   18.54%  27.25%
1987...................................................   5.3%    5.67%   5.55%
1988...................................................  23.1%   16.34%  16.27%
1989...................................................  39.7%   31.23%  32.24%
1990...................................................   6.2%   -3.14%  -0.54%
1991...................................................  26.0%   30.00%  24.25%
1992...................................................   9.5%    7.43%   7.40%
1993...................................................   5.1%    9.94%  16.97%
1994...................................................   9.0%    1.29%   5.02%
1995...................................................  34.5%   37.11%  36.94%
1996...................................................  18.8%   22.68%  28.91%
1997...................................................  38.7%   33.10%  24.91%
1998...................................................  18.4%   28.60%  18.15%
1999 thru 3/31.........................................  -0.7%    4.98%   7.03%

(1) To compute Total Returns, we add changes in market value and dividends that would have been received during the year, and divide the sum by the opening market value for the year. Return from a Portfolio will differ from constructed Quality Buyback Strategy returns for several reasons in-cluding the following:

  . the Portfolio bears brokerage commissions in buying and selling stocks;
    Quality Buyback Strategy returns do not reflect any commissions;

  . Quality Buyback Strategy returns are for calendar years, while the Portfo-lio begins and ends on a specific date;

  . Units are bought and sold based on the closing stock prices on the ex-change, while the Portfolio may buy and sell stocks at prices during the trading day;

  . the Portfolio may not be fully invested at all times; and

  . stocks in the Portfolio may not be weighted equally at all times;

(2) The Quality Buyback Strategy common stocks were selected by applying the Quality Buyback Strategy as of the business day prior to the beginning of each two year period commencing on December 31, 1981. The constructed strategy returns would be different if the portfolios were determined in years other than those selected.

(3) The S&P 500 returns assume dividends are reinvested upon receipt. The DJIA returns assume that dividends are reinvested each month. Although the Portfolio seeks to outperform the S&P 500 and DJIA, there is no guarantee that it will.

                                      ---

-------------------------------------------------------------------------------
Schedule of Investments

(at the Initial Date of Deposit, April 15, 1999)

     Nuveen--Standard & Poor's Quality Buyback Portfolio, April 1999

                                                                        Percentage
                                                                       of Aggregate  Market       Cost of     Current
Number of      Name of Issuer of Securities (Ticker      Stock  Credit   Offering     Value     Securities    Dividend
 Shares                     Symbol)(1)                  Ranking Rating    Price     per Share to Portfolio(2) Yield(3)
----------------------------------------------------------------------------------------------------------------------
    217    Aliant Communications Inc. (ALNT)              A      AA+      6.69%     $46.1250     $ 10,009      1.56%
    164    Emerson Electric Co. (EMR)                     A+     AA+      6.65%      60.6875        9,953      2.14%
    134    Exxon Corporation (XON)                        A      AAA      6.64%      74.1875        9,941      2.21%
    150    Fannie Mae (FNM)                               A      *        6.64%      66.2500        9,938      1.63%
    147    Gannett Co., Inc. (GCI)                        A      AA-      6.73%      68.5000       10,070      1.17%
    198    The Gillette Company (G)                       A      AA       6.65%      50.3125        9,962      1.01%
    205    W.W. Grainger, Inc. (GWW)                      A      AA+      6.83%      49.8750       10,224      1.20%
    140    Hewlett-Packard Company (HWP)                  A      AA+      6.64%      71.0000        9,940      0.90%
    221    McDonald's Corporation (MCD)                   A+     AA       6.67%      45.1875        9,986      0.43%
    127    Merck & Co., Inc. (MRK)                        A+     AAA      6.65%      78.3750        9,954      1.38%
    542    Old Republic International Corporation (ORI)   A      AA-      6.67%      18.4375        9,993      2.17%
    156    Pitney Bowes Inc. (PBI)                        A+     AA       6.66%      64.0000        9,984      1.41%
    100    The Procter & Gamble Company (PG)              A      AA       6.63%      99.3125        9,931      1.15%
    235    SLM Holding Corporation (SLM)                  A      *        6.57%      41.8750        9,841      1.43%
    366    SYSCO Corporation (SYY)                        A+     AA-      6.68%      27.3125        9,996      1.46%
  -----                                                                   -----                  --------
  3,102                                                                    100%                  $149,722
  =====                                                                   =====                  ========

---------

(1) All securities are represented by regular way contracts to purchase such securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the securi-ties were entered into by the Sponsor on April 14, 1999.

(2) The cost of the securities to the Portfolio represents the aggregate un-derlying value with respect to the securities acquired (generally deter-mined by the closing sale prices of the listed securities on the business day preceding the Initial Date of Deposit). The valuation of the securi-ties has been determined by the Trustee. As of the Initial Date of Depos-it, other information regarding the securities is as follows:

     Value of Securities............................................. $149,722
     Cost to Sponsor................................................. $149,783
     Gain (loss)..................................................... $    (61)
     Estimated Annual Income Distributions per Portfolio............. $  2,121
     Estimated Net Annual Income Distributions per Unit.............. $ .10652

  Estimated Annual Income Distributions are based on the most recent ordinary dividend paid on that security. Estimated Net Annual Income Distributions per Unit are based on the number of Units, the fractional undivided interest in the securities per Unit and the aggregate value of the securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by the Portfolio will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the securities.

(3) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that security and dividing the result by that security's closing sale price on the busi-ness day prior to the Initial Date of Deposit.

   * Standard & Poor's Ratings Group now reports an Issuer Credit Rating rather than the previous Senior Debt Rating. Fannie Mae and SLM Holding Corporation have no issuer Credit Rating. However, inclusion in the port-folio is based on AAA credit ratings for the first $20 billion of Global Notes issued by Fannie Mae and a AAA credit rating on the first $5 bil-lion of Global Notes issued by Student Loan Marketing Association, a sub-sidiary of SLM Holding Corporation. These companies were included in pre-vious portfolios based in part on their Senior Debt Ratings.


Please note that if this prospectus is used as a preliminary prospectus for future Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

-------------------------------------------------------------------------------

                                      ---

Securities Descriptions
The stocks of the following companies are included in the Portfolio:

Aliant Communications Inc. (ALNT)
Stock Ranking: A
Credit Rating: AA+

Aliant Communications Inc. is a diversified communications company providing local and long distance telephone service, as well as cellular and Internet services. The Company also markets telecommunications equipment.

Emerson Electric Co. (EMR)
Stock Ranking: A+
Credit Rating: AA+

Emerson Electric Co. makes a broad range of electrical, electromechanical, and electronic products and systems under brand names such as Liebert and RIDGID. The Company operates more than 350 facilities worldwide.

Exxon Corporation (XON)
Stock Ranking: A
Credit Rating: AAA

Exxon Corporation is the world's second largest producer of oil and gas. With operations in more than 100 countries, the Company is involved in the explora-tion, production, transportation and marketing of crude oil, natural gas, pet-rochemicals and other petroleum products and minerals.

Fannie Mae (FNM)
Stock Ranking: A
Credit Rating: *

Fannie Mae, formerly the Federal National Mortgage Association, buys and holds mortgages and packages guaranteed mortgage-backed securities to facilitate housing ownership for low- to middle-income Americans.

Gannett Co., Inc. (GCI)

Stock Ranking: A

Credit Rating: AA-

Gannett Co., Inc. is the largest newspaper publisher in the United States, reaching a total circulation of approximately seven million through its nearly 90 newspapers, including USA TODAY. The Company also operates television sta-tions and cable television systems in major U.S. markets.

The Gillette Company (G)

Stock Ranking: A

Credit Rating: AA

The Gillette Company is a global manufacturer of consumer products, including shaving products and other toiletries, dental care appliances, batteries, and writing products. The Company is known for brand names such as Right Guard, Duracell, and Liquid Paper.

W.W. Grainger, Inc. (GWW)
Stock Ranking: A
Credit Rating: AA+

W.W. Grainger, Inc. distributes maintenance, repair and operating supplies and related information to the commercial, industrial, contractor and institu-tional markets in North America.

Hewlett-Packard Company (HWP)
Stock Ranking: A
Credit Rating: AA+

Hewlett-Packard Company designs, manufactures, and services products and sys-tems for computation and communications. The company sells its products in-cluding DeskJet printers and HP calculators, around the world.

McDonald's Corporation (MCD)
Stock Ranking: A+
Credit Rating: AA

McDonald's Corporation operates, franchises and services the largest fast-food chain in the world, with over 24,000 restaurants in more than 100 countries worldwide.

Merck & Co., Inc. (MRK)
Stock Ranking: A+
Credit Rating: AAA

Merck & Co., Inc. is an international health products company operating through five divisions: human health, managed pharmaceutical care, manufactur-ing, research, and vaccine. Merck's products include treatments for osteoporosis and high blood pressure.

Old Republic International Corporation (ORI)
Stock Ranking: A
Credit Rating: AA-

Old Republic International Corporation is a holding company whose subsidiaries underwrite and market commercial property and liability insurance, mortgage guaranty insurance, title insurance, and life and disability insurance in the United States and its territories and in Canada.

Pitney Bowes Inc. (PBI)
Stock Ranking: A+
Credit Rating: AA

Pitney Bowes manufactures postage meters and related mailing equipment, dicta-tion systems, bar code product identification systems, fax machines and retail labeling equipment.

The Procter & Gamble Company (PG)
Stock Ranking: A
Credit Rating: AA

The Procter & Gamble Company is the nation's largest manufacturer of household products, including brand names such as Tide, Folgers, Crest, and Pampers. The Company is also the world's largest advertiser.


                                      ---

SLM Holding Corporation (SLM)
Stock Ranking: A
Credit Rating: *

SLM Holding Corporation is the holding company for the Student Loan Marketing Association, better known as Sallie Mae. The Company, which was fully privatized in 1997, purchases and services student loans and provides other financial and operational services to loan originators.

SYSCO Corporation (SYY)
Stock Ranking: A+
Credit Rating: AA-

SYSCO Corporation, the nation's largest food service distributor, provides over 200,000 products to more than 300,000 restaurants, hotels, schools, and other institutions throughout the U.S. and Canada.

   * Standard & Poor's Ratings Group now reports an Issuer Credit Rating rather than the previous Senior Debt Rating. Fannie Mae and SLM Holding Corporation have no issuer Credit Rating. However, inclusion in the port-folio is based on AAA credit ratings for the first $20 billion of Global Notes issued by Fannie Mae and a AAA credit rating on the first $5 bil-lion of Global Notes issued by Student Loan Marketing Association, a sub-sidiary of SLM Holding Corporation. These companies were included in pre-vious portfolios based in part on their Senior Debt Ratings.

How to Buy and Sell Units

Investing in the Portfolio

The minimum investment is normally $1,000 or 100 Units, whichever is less. However, for Education IRA purchases the minimum investment is $500 or the nearest whole number of Units whose value is less than $500.

You can buy Units from any participating dealer.

As of April 15, 1999, the Initial Date of Deposit, the per Unit Public Offer-ing Price for the Portfolio is $10.00. As described above, Units are subject to an upfront sales charge that is equal to the difference between the total maximum sales charge of 4.5% of the Public Offering Price and the remaining deferred sales charges. If the Portfolio has any remaining deferred sales charges, you will also pay those charges. The Public Offering Price includes the upfront sales charge and the estimated organization cost of $.016 per Unit. The Public Offering Price changes every day with changes in the price of the securities. As of the close of business on April 15, 1999, the number of Units of the Portfolio may be adjusted so that the per Unit Public Offering Price will equal $10.00.

If you are buying Units with assets received from the redemption or termina-tion of another Nuveen Defined Portfolio, you will pay a reduced sales charge of $0.35 per Unit ($0.175 per year). You may also buy Units with that sales charge if you are purchasing Units with the termination proceeds from a non-Nuveen unit trust with a similar investment strategy. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." In addition, Wrap Account Purchases and certain other investors described in Part B of the Prospectus, may buy Units at the Public Offering Price for non-break-point purchases minus the concession the Sponsor typically allows for dealers for non-breakpoint purchases.

The Portfolio's securities are valued by the Evaluator, The Chase Manhattan Bank, generally on the basis of their closing sales prices on the applicable national securities exchange or The Nasdaq Stock Market, Inc. every business day.

The Sponsor intends to periodically create additional Units of the Portfolio. See "Nuveen Defined Portfolios" and "Composition of Trusts" in Part B of the Prospectus for more details.

See "Public Offering Price" and "Market for Units" in Part B for additional information and secondary market sales charges.

Sales or Redemptions

Units may be redeemed by the Trustee, The Chase Manhattan Bank, on any busi-ness day at their current market value. Unitholders who purchase at least 1,000 Units may elect to be distributed the underlying stock, rather than cash, if the election is made at least five business days prior to the Portfo-lio's termination.

Although not obligated to do so, the Sponsor, John Nuveen & Co. Incorporated, may maintain a market for Units and offer to repurchase the Units at prices based on their current market value. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

                                      ---

Any applicable deferred sales charges remaining on Units at the time of their sale or redemption will be collected at that time. However, if you sell or re-deem Units prior to May 18, 2000, the Second Year Commencement Date, you will not pay the Second Year Deferred Sales Charge.

See "Redemption" and "Market for Units" in Part B of the Prospectus for de-tails.

Risk Factors

You can lose money by investing in the Portfolio. Recently, equity markets have experienced significant volatility. Your investment is at risk primarily be-cause of:

 . Market risk

  Market risk is the risk that a particular stock in the Portfolio, the Port-folio itself or stocks in general may fall in value. Market value may be af-fected by a variety of factors including:

  --General stock market movements;

  --Changes in the financial condition of an issuer or an industry;

  --Changes in perceptions about an issuer or an industry;

  --Interest rates and inflation;

  --Governmental policies and litigation; and

  --Purchases and sales of securities by the Portfolio.

 . Inflation risk

  Inflation risk is the risk that the value of assets or income from invest-ments will be less in the future as inflation decreases the value of money.

Distributions

Income Distributions

Cash dividends received by the Portfolio, net of expenses, will be paid each June 30 and December 31 ("Income Distribution Dates"), beginning June 30, 1999, to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively.



Capital Distributions

Distributions of funds in the Capital Account, net of expenses, will be made when the Portfolio terminates. In certain circumstances, additional distribu-tions may be made.

See "Distributions To Unitholders" in Part B of the Prospectus for more de-tails.

General Information

Termination

Commencing on April 13, 2001, the Mandatory Termination Date, the securities in the Portfolio will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will spec-ify when certificates may be surrendered.

Unitholders will receive a cash distribution within a reasonable time after the Portfolio terminates. However, Unitholders who purchase at least 1,000 Units may elect to be distributed the underlying stock if the election is made at least five business days prior to the Portfolio's termination. See "Distribu-tions to Unitholders" and "Other Information--Termination of Indenture" in Part B of the Prospectus for more details.

The Sponsor

Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. Nuveen, a leader in tax-effi-cient investing, believes that a carefully selected portfolio can play an im-portant role in building and sustaining the wealth of a lifetime. More than 1.3 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The prospectus describes in detail the investment objectives, policies and risks of the Portfolio. We invite you to discuss the contents with your finan-cial adviser, or you may call us at 800-257-8787 for additional information.

Standard & Poor's

Standard & Poor's has over 130 years of experience providing investment infor-mation and analysis to the financial community. Standard & Poor's offers more than 60 research, analytical and financial information products and employs over 50 experienced equity analysts.

                                      ---

Dealer Concessions

The Sponsor plans to allow a concession of 2.10% for non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction. Dealers receive an additional concession of $0.11 per Unit for Units held on or after the Second Year Commencement Date.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, Wrap Account Purchases and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchases, as follows:

-------------------------------------------------------------------------------

                                                        Additional  Approximate
                                                        Concession    Total %
                                                        for Units   Discount per
                                                        held on or    Unit for
                                                          after      Units held
                                                       Second Year  on or after
                                                 %     Commencement Second Year
                                              Discount   Date per   Commencement
Number of Units(1)                            per Unit     Unit       Date(2)
------------------                            -------- ------------ ------------
Less than 5,000..............................   2.10%     $0.11         3.20%
5,000 to 9,999...............................   1.90       0.11         3.00
10,000 to 24,999.............................   1.65       0.11         2.75
25,000 to 49,999.............................   1.40       0.11         2.50
50,000 to 99,999.............................   1.15       0.11         2.25
100,000 or more..............................   0.50       0.11         1.60
Rollover Purchases (per Unit)................  $0.11       0.11         2.20
Wrap Account
 Purchases...................................   0.00       0.00         0.00

(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser and may result in a reduction in the discount per Unit.

(2) The Approximate Total Discount percentages are based on the Unit price on the Initial Date of Deposit. The percentage amount will vary as the Unit price varies.

For secondary market sales the Sponsor plans to allow a concession of 2.10% of the Public Offering Price to dealer firms for Units sold in a given transac-tion. For Units sold prior to the second Year Commencement Date and held on or after the Second Year Commencement Date, dealers will receive an additional commission of $0.11 per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

Optional Features

Rollover Trusts

The Sponsor intends to create other portfolios that follow the same investment strategy. If these portfolios are available, you may be able to invest in the portfolios with a reduced sales charge. These portfolios are expected to be available 13 months after the Portfolio's Initial Date of Deposit and upon the Portfolio's termination.

To elect to have your redemption proceeds invested into a new portfolio ap-proximately 13 months after the Initial Date of Deposit, if available, you must notify the Trustee of this election by the Mid-term Rollover Notification Date, May 15, 2000. Units of Mid-term Rollover Unitholders will be redeemed during the Mid-term Special Redemption and Liquidation Period, May 1, 2000 through May 15, 2000, and invested in the portfolio then available. If you re-deem your Units prior to the Second Year Commencement Date, you will not pay the Second Year Deferred Sales Charge.

To elect to have your redemption proceeds invested into a new portfolio ap-proximately 24 months after the Initial Date of Deposit, if available, you must notify the Trustee of this election by the Final Rollover Notification Date, April 9, 2001. Units of Final Rollover Unitholders will be redeemed dur-ing the Final Special Redemption and Liquidation Period, April 2, 2001 through April 13, 2001, and invested in the portfolio then available.

See "Special Redemption, Liquidation and Investment in a New Trust" in Part B of the Prospectus for details.

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Unitholders will not be permitted to apply future Quality Buyback rollover purchases to satisfy the LOI amount. The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of the Prospectus for details.

                                      ---

Reinvestment

Distributions from the Portfolio can be invested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distribu-tions from the Portfolio can be reinvested into additional Units of the Portfo-lio. Distributions reinvested into the Portfolio are subject to any remaining deferred sales charges. See "Distributions to Unitholders" and "Accumulation Plan" in Part B of the Prospectus for details.

Nuveen Mutual Funds

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, ob-tain a prospectus from your financial adviser.

                                      ---

Statement of Condition

(at the Initial Date of Deposit, April 15, 1999)

Trust Property
Investment in securities represented by purchase contracts(1)(2)......  $149,722
                                                                        ========
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3)............................................  $  2,647
  Reimbursement of Sponsor for organization costs(4)..................  $    242
                                                                        --------
     Total............................................................  $  2,889
                                                                        ========
Interest of Unitholders:
  Units of fractional undivided interest outstanding (15,123)
  Cost to investors(5)................................................  $151,192
   Less: Gross underwriting commission(6).............................  $  4,117
   Less: Organization costs(4)........................................  $    242
                                                                        --------
  Net amount applicable to investors..................................  $146,833
                                                                        --------
     Total............................................................  $149,722
                                                                        ========

---------

(1) Aggregate cost of securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the securities pursuant to contracts for the purchase of such se-curities.

(3) Represents the amount of mandatory distributions from the Portfolio ($0.175 per Unit), payable to the Sponsor in ten equal monthly install-ments of $0.0175 per Unit beginning on June 30, 1999, and on the last business day of each month thereafter through March 31, 2000. Unitholders who hold their Units on or after the Second Year Commencement Date will be assessed an additional deferred sales charge ($0.175 per Unit) for the Second Year Deferred Period. Such deferred charge is not represented in the amount reflected.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Portfolio. These costs have been estimated at $.016 per Unit for the Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.50% per Unit includes both an up-front and a deferred sales charge and has been calculated on the assump-tion that the Units sold are not subject to a reduction of sales charges for quantity purchases and that all Units are held on or after the Second Year Commencement Date. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

Report of Independent Public Accountants

To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Unit Trusts, Series 40:

We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 40 as of April 15, 1999. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. Our proce-dures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of con-dition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 40, as of April 15, 1999, in conformity with generally accepted accounting principles.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois

April 15, 1999.

                                      ---

                 (This page has been left blank intentionally.)





                                      ---

Defined                  NUVEEN UNIT TRUSTS, SERIES 40
Portfolios                    PROSPECTUS -- PART A

                                 April 15, 1999

                              Sponsor       John Nuveen & Co. Incorporated
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787

  This Prospectus does not contain complete information about the Portfolio filed with the Securities and Exchange Commission in Washington, DC under the:

  Securities Act of 1933 (file no. 333-75319)

  Investment Company Act of 1940 (file no. 811-08103)

  To obtain copies at proscribed rates--
    Write: Public Reference Section of the Commission, 450 Fifth Street NW,
           Washington, DC 20549-6009
    Call:  (800) SEC-0330
    Visit: http://www.sec.gov

  No person is authorized to give any information or representation about the Portfolio not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of the Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

[NUVEEN]

Defined Portfolios

Nuveen Equity Portfolio Prospectus

         Prospectus Part B dated April 15, 1999

  The Prospectus for a Nuveen Defined Portfolio (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust and provides specific information regarding the Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Defined Portfolios. You should read both Parts of the Prospectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

  Additional information about the Trusts is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "Trustee") at (800) 257-8787.

Nuveen Defined Portfolios

Each Nuveen Defined Portfolio consists of a portfolio of Securities of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus for a list of the Securities included in a Trust).

Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less.

Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus for the organization costs and see "REDEMPTION" herein for a more detailed discussion of redeeming your Units.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain circumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

Public Offering Price. Public Offering Price of a Trust during the Initial Offering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "Fees and Expenses" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offering Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the sales charges as set forth herein. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE.")

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
NUVEEN DEFINED PORTFOLIOS..................................................   3
COMPOSITION OF TRUSTS......................................................   4
PUBLIC OFFERING PRICE......................................................   5
MARKET FOR UNITS...........................................................   8
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT....................   9
TAX STATUS.................................................................   9
RETIREMENT PLANS...........................................................  13
TRUST OPERATING EXPENSES...................................................  13
DISTRIBUTIONS TO UNITHOLDERS...............................................  14
ACCUMULATION PLAN..........................................................  16
REPORTS TO UNITHOLDERS.....................................................  16
UNIT VALUE AND EVALUATION..................................................  16
DISTRIBUTIONS OF UNITS TO THE PUBLIC.......................................  17
OWNERSHIP AND TRANSFER OF UNITS............................................  18
REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES......................  19
REDEMPTION.................................................................  19
SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST..............  21
PURCHASE OF UNITS BY THE SPONSOR...........................................  23
REMOVAL OF SECURITIES FROM THE TRUSTS......................................  23
INFORMATION ABOUT THE TRUSTEE..............................................  24
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE..........................  24
SUCCESSOR TRUSTEES AND SPONSORS............................................  24
INFORMATION ABOUT THE SPONSOR..............................................  24
INFORMATION ABOUT THE EVALUATOR............................................  25
FORTUNE LICENSE AGREEMENT..................................................  26
OTHER INFORMATION..........................................................  26
LEGAL OPINION..............................................................  27
AUDITORS...................................................................  27
SUPPLEMENTAL INFORMATION...................................................  27

Nuveen Defined Portfolios

  This Nuveen Defined Portfolio is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Defined Portfolios are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").

  The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of the securities of the companies described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves). See "Schedule of Investments" in Part A of the Prospectus, for a description of the Securities deposited in the applicable Trust. See also, "Risk/Return Summary" and "Risk Factors" in Part A of the Prospectus. As used herein, the term "Securities" means the Securities (including contracts for the purchase thereof) initially deposited in each Trust and described in the related portfolio and any additional equity securities that may be held by a Trust.

  The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

  Additional Units of a Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture.

  The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

Composition of Trusts

  Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust.)

  Limited Replacement of Certain Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("Replacement Securities") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

  If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equivalent growth potential at a comparable price.

  The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

  Sale of Securities. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay for expenses or for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

  Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust or successive trusts that employ the same or a similar investment strategy will achieve their investment objectives.

  Year 2000 Problem. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

  The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Securities contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in a Trust.

  Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

  Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

  Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust or current litigation may have unexpected results. The Sponsor is unable to predict whether any such litigation may have such results or may be instituted, or if instituted, whether any such litigation might have a material adverse effect on the Trusts.

Public Offering Price

  The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a portion of the Public Offering Price during the initial offering period also consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

  The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Trust in "Statement of Condition," this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale. See "Fees and Expenses" in Part A of the Prospectus.

  Commencing on those dates set forth under "Fees and Expenses" in Part A of this Prospectus, a deferred sales charge in an amount described in Part A of the Prospectus will be assessed per Unit per applicable month. If so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemption and Liquidation Period (as described under "Rollover Trusts" and "How to Buy and Sell Units--Investing in the Portfolio" in Part A of the Prospectus) or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date (as defined in Part A of the Prospectus) will not be subject to the Second Year Deferred Sales Charge (see "Fees and Expenses" in Part A of the Prospectus) and accordingly are only responsible for the remaining First Year Deferred Sales Charge (see "Fees and Expenses" in Part A of the Prospectus). The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

  The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations, units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

  For "secondary market" sales, the Public Offering Price is based on the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge and any remaining deferred sales charges. The maximum sales charge for such purchases for the Nuveen--The Dow 5SM Portfolio and the Nuveen--The Dow 10SM Portfolio is 2.75% of the Public Offering Price. For Quality Buyback Portfolios and Fortune Portfolios, the maximum sales charge for such purchases is 4.50% of the Public Offering Price and is reduced to 2.75% of the Public Offering Price on or after the Second Year Commencement Date (as defined in Part A of the Prospectus). Such investors will also be subject to any remaining deferred sales charges. See "UNIT VALUE AND EVALUATION."

  Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

  At all times while Units are being offered for sale, the Trustee will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

  The graduated sales charges for the primary offering period set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of a Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trusts with the sales charge applicable for "Rollover Purchases" as provided in "How to Buy and Sell Units" in Part A of the Prospectus. The dealer concession for such purchases will be that applicable to "Rollover Purchases".

  Units may be purchased with the reduced sales charge provided for "Wrap Account Purchases" under "How to Buy and Sell Units" in Part A of the Prospectus by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, and (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., The John Nuveen Company, The McGraw Hill Companies Inc. ("McGraw-Hill") and Dow Jones & Company, Inc. ("Dow Jones"), including in each case these individuals and their spouses, minor children, and parents, however, purchases by parents and individuals associated with McGraw-Hill and Dow Jones must be made through a registered broker-dealer and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). (For individuals associated with McGraw Hill this privilege is only available for purchases of Units of the Nuveen-Standard & Poor's Quality Buyback Portfolio and for individuals associated with Dow Jones this privilege is only available for purchases of Units of the Nuveen--The Dow 5sm Portfolio and the Nuveen --The Dow 10sm Portfolio). However, if Part A of the Prospectus provides for a Second Year Deferred Sales Charge (see "Fees and Expenses" in Part A of the Prospectus) such Unitholders that hold their Units on or after the Second Year Commencement Date (as defined in Part A of the Prospectus) will be subject to the Second Year Deferred Sales Charge. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

  During the initial offering period, unitholders of any Nuveen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of a Trust with the sales charge applicable for "Rollover Purchases" as provided in "How to Buy and Sell Units" in Part A of the Prospectus.

  Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

Market for Units

  During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption

Price. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemption and Liquidation Period or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date will not be subject to the Second Year Deferred Sales Charge and accordingly are only responsible for the remaining First Year Deferred Sales Charge. (See "REDEMPTION.")

  In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

  In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

  Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

Evaluation of Securities at the Initial Date of Deposit

  The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee.

  The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

Tax Status

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Security is equity for Federal income tax purposes.

  In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

    1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata portion of income derived from each Trust asset when such income is considered to be received by the Trust. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested.

    2. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in-kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units.

    3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of a Trust (the "New Trust"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of the Trust) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

  Deferred Sales Charge. Generally the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. It is possible that for Federal income tax purposes, a portion of the deferred sales charge may be treated as interest which should be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unitholder's tax basis in his or her Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

  Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under and during the period specified in Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

  Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the limitations on the deductibility of Trust expenses.

  Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

  In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  If the Unitholder disposes of a Unit, the Unitholder is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all the Securities represented by the Unit.

  The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

  Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "REDEMPTION" and "OTHER INFORMATION--Termination of Indenture," under certain circumstances a Unitholder who owns the number of Units of a Trust set forth in Part A of the Prospectus may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "DISTRIBUTIONS TO UNITHOLDERS." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

  The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by the Trust.

  Because each Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

  As discussed in "SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

  Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held by the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.

  A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

  General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

  At the termination of a Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and the Internal Revenue Service.

  Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "RETIREMENT PLANS."

  In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

  The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in a Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

Retirement Plans

  Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Trust Operating Expenses

  No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Fees and Expenses" in Part A of the Prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the

Trust (the "Sponsor's Supervisory Fee"). In addition, if so provided in Part A of the Prospectus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks and trade names and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions payable by the Trust in purchasing and selling Securities.

  The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Fees and Expenses" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, both the Sponsor's Supervisory Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which John Nuveen & Co. Incorporated is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

  The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

  Unless the Sponsor determines that an audit is not required, the Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

Distributions to Unitholders

  The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a

Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the last day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("Capital Distribution Dates") to Unitholders of record on the fifteenth day of each applicable month ("Capital Record Dates"). The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

  It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying a Unitholder's deferred sales charge obligations.

  Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

  Within a reasonable time after a Trust is terminated, each Unitholder who is not a Rollover Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "REDEMPTION" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

  The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

  The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

  Distribution Reinvestment. Any Unitholder may elect to have each distribution of income on his Units, other than the final liquidating distribution in connection with the termination of a Trust or Mid-term liquidating distribution for Mid-term Rollover Unitholders, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. Notification to the Trustee must be received within one year after the Initial Date of Deposit. So long as the election is received by the Trustee at least 10 days prior to the Record Date for a given distribution, each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to reinvestment. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

Accumulation Plan

  The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in Securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at (800) 257-8787.

  Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and income or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

Reports to Unitholders

  The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

  In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts.

Unit Value and Evaluation

  The value of a Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and (4) all other assets of the Trust; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organization costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and
(6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the

Securities are listed on a securities exchange or The NASDAQ Stock Market, Inc. ("listed Securities"), this evaluation is generally based on the closing sale price on that exchange or that system (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall apply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securities are not so listed, the evaluation shall generally be based on the current bid prices (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for valuation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

  With respect to any Security not listed on a national exchange or The NASDAQ Stock Market, Inc. or, with respect to a Security so listed but the Trustee deems the closing sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Trustee's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Trustee shall be authorized conclusively to rely in evaluating such Security, and the Trustee shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

Distributions of Units to the Public

  Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

  Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

  The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

  The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

  For Units purchased during the initial offering period by Unitholders who utilize redemption or termination proceeds from other Nuveen-sponsored unit investment trusts and receive the sales charge applicable for "Rollover Purchases" as described in "How to Buy and Sell Units" in Part A of the Prospectus, dealers are entitled to receive the concession applicable for "Rollover Purchases" as provided in "How to Buy and Sell Units" in Part A of the Prospectus.

  Volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of the Nuveen--The Dow 5SM Portfolios and Nuveen--The Dow 10SM Portfolios sold in the primary market from August 18, 1998 through December 31, 1999 (the "Incentive Period"), as set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for Nuveen unit trusts in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen unit trusts on their order entry screens. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For firms that meet the necessary volume level, volume incentives may be given on all trades involving the applicable trusts originated from or by that firm during such trusts' primary offering period.

     Total dollar amount sold
      over Incentive Period                        Volume Incentive
   ----------------------------  ----------------------------------------------------
   $ 10,000,000 to $ 49,999,999  0.10% on sales up to $49,999,999
   $ 50,000,000 to $ 99,999,999  0.15% on sales between $50,000,000 and $99,999,999
   $100,000,000 to $199,999,999  0.20% on sales between $100,000,000 and $199,999,999
   $200,000,000 or more          0.25% on sales over $200,000,000

  In addition, volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of Nuveen unit trusts (other than any series of the Nuveen--The Dow 5SM Portfolios and Nuveen--The Dow 10SM Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

    Total dollar amount sold
     over Measuring Period                            Volume Incentive
   --------------------------                 --------------------------------
   $ 5,000,000 to $ 9,999,999                 0.10% of current quarter sales
   $10,000,000 to $19,999,999                 0.125% of current quarter sales
   $20,000,000 to $49,999,999                 0.1375% of current quarter sales
   $50,000,000 or more                        0.15% of current quarter sales

  Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

  Firms are not entitled to receive any dealer concession or volume incentives for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

  Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in Part A of the Prospectus under "Dealer Concessions." The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

Ownership and Transfer of Units

  The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

  Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, The Chase Manhattan Bank, at 4 New York Plaza, New York, NY 10004-2413, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

Replacement of Lost, Stolen or Destroyed Certificates

  To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

Redemption

  Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at 4 New York Plaza, New York NY 10004-2413 (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

  On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemption and Liquidation Period or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date will not be subject to the Second Year Deferred Sales Charge and accordingly are only responsible for the remaining First Year Deferred Sales Charge. In addition, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of redemption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

  The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

  If so provided in Part A of the Prospectus, any Unitholder tendering the number of Units of a Trust set forth in Part A of the Prospectus for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

  Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

  Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

  The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

  The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of the Trust. After the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price will not include estimated organization costs. See "Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.

  The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

  It is expected that a special redemption and liquidation will be made of all Units of a Trust held by any Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee in writing by the appropriate Rollover Notification Date specified in "Rollover Trusts" in Part A of this Prospectus that he or she desires to participate as a Rollover Unitholder.

  All Units of Rollover Unitholders will be redeemed In-Kind during the appropriate Special Redemption and Liquidation Period as determined by the Sponsor and the underlying Securities will be distributed to the Distribution Agent (currently the Trustee) on behalf of the Rollover Unitholders. During the appropriate Special Redemption and Liquidation Period (as set forth in "Rollover Trusts" in Part A), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

  The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Securities. The Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

  The Rollover Unitholders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unitholder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unitholder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Securities. In accordance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) are expected to be invested in a New Trust, at the public offering price, including the applicable sales charge per Unit specified in Part A of that trust's Prospectus.

  The Sponsor intends to create the New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Securities included in a New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. The Sponsor may also permit Rollover Unitholders to elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unitholder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

  The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for the life of the Trust, at which point a new portfolio is chosen. A similar process of redemption, liquidation and investment in a New Trust may be available prior to the Mandatory Termination Date of the Trust.

  It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the applicable Special Redemption and Liquidation may be an amount of cash attributable to a Unitholder's final distribution of dividend income; accordingly, Rollover Unitholders also will not have cash from this source distributed to pay any taxes. (See "TAX STATUS.") Recently, legislation has been enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 1 year to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Potential investors should consult their tax advisors regarding the potential effect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

  In addition, during this period a Unitholder will be at risk to the extent that Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a period as it can without materially adversely affecting the price of the Securities.

  Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unitholders") will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

  The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the appropriate Special Redemption and Liquidation Period. All Unitholders will then be remaining Unitholders, with rights to ordinary redemption as before. (See "REDEMPTION.") The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option or any exchange option without notice except in certain limited circumstances. However, generally, the termination of the Rollover Option or an exchange option or a material amendment to such options requires notice of at least 60 days prior to the effective date of such termination or amendment.

Purchase of Units by the Sponsor

  The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

Removal of Securities from the Trusts

  The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security, that the issuer of the Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Security declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust. Except as stated in this Prospectus, the acquisition by a Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or properties, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

  The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

  The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute a Trust's portfolio transactions.

Information about the Trustee

  The Trustee is The Chase Manhattan Bank. Its address is 4 New York Plaza, New York, NY 10004-2413. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

Limitations on Liabilities of Sponsor and Trustee

  The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Successor Trustees and Sponsors

  The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

  If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

  If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

Information about the Sponsor

  Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

  A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

  To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

  Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive). Nuveen maintains eight regional offices.

  To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

  In advertising and sales literature, the Sponsor may compare the performance of a given investment strategy or a Trust with that of, or reflect the performance of: (1) the Consumer Price Index; (2) equity mutual funds or mutual fund indices as reported by various independent services which monitor the performance of mutual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine; and/or (3) the S&P 500 Index or other unmanaged indices and investment strategies. Advertisements involving these indices, investments or strategies may reflect performance over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Trusts for any future period. Such advertising may also reflect the standard deviation or beta of the index, investment or strategy returns for any period. The calculation of standard deviation is sometimes referred to as the "Sharpe measure" of return.

Information about the Evaluator

  The Trustee will serve as Evaluator of the Trusts. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

  The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

FORTUNE License Agreement

  The Nuveen-FORTUNE America's Most Admired Companies Portfolio (the "Product") is not sponsored, endorsed, sold or promoted by FORTUNE Magazine ("Fortune"). Fortune makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in securities generally or in the Product particularly. Fortune's only relationship to the Licensee is the licensing of certain trademarks and trade names of Fortune and the America's Most Admired Companies list. This list is determined and composed by Fortune without regard to the Licensee or the Product. Fortune has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the Fortune Most Admired Companies list. Fortune is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash. Fortune has no obligation or liability in connection with the administration, marketing or trading of the Product.

  FORTUNE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AMERICA'S MOST ADMIRED COMPANIES LIST. FORTUNE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE AMERICA'S MOST ADMIRED COMPANIES LIST. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FORTUNE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Other Information

Amendment of Indenture

  The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities, except for the substitution of refunding securities under certain circumstances or except as otherwise provided in this Prospectus. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof.

Termination of Indenture

  The Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. The Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "General Information--Termination" in Part A of this Prospectus.

  Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders not electing a distribution of shares of Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinion

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series.

Auditors

  The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

Supplemental Information

  Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts. The information supplement is incorporated by reference into the Prospectus.

[NUVEEN LOGO]

Defined                     NUVEEN EQUITY UNIT TRUST
Portfolios                    PROSPECTUS -- PART B

                              April 15, 1999

                              Sponsor       John Nuveen & Co. Incorporated
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Chase Manhattan Bank
                                            4 New York Plaza
                                            New York, NY 10004-2413
                                            Telephone: 800-257-8787


             Legal Counsel to Sponsor       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                       for the Trusts       Chicago, IL 60603

  This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

  To obtain copies at proscribed rates--
    Write: Public Reference Section of the Commission, 450 Fifth Street NW,
           Washington, DC 20549-6009
    Call:  (800) SEC-0330
    Visit: http://www.sec.gov

  No person is authorized to give any information or representation about the Trusts not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of this Trust are no longer available or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                              NUVEEN UNIT TRUSTS

     NUVEEN--STANDARD & POOR'S QUALITY BUYBACK PORTFOLIO TRUST PROSPECTUS

                                April 15, 1999
                              NUVEEN UNIT TRUSTS
                            INFORMATION SUPPLEMENT


                         NUVEEN UNIT TRUSTS, SERIES 40

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("PROSPECTUS"). Copies of the Prospectus can be obtained by calling or writing the Trustee at The Chase Manhattan Bank, 4 New York Plaza, New York, New York 10004-2413 (800) 257-8787. This Information Supplement has been created to supplement information contained in the Prospectus.


     This Information Supplement is dated April 15, 1999. Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

ACCUMULATION PLAN.....................................................    2
INFORMATION ABOUT THE SPONSOR.........................................    4
RISK FACTORS..........................................................    5

APPENDIX A--STANDARD & POOR'S EARNINGS AND DIVIDEND RANKINGS FOR COMMON STOCKS

APPENDIX B--STANDARD & POOR'S CORPORATE RATINGS CRITERIA

ACCUMULATION PLAN

     The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 621-7227. For a more detailed description, unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST
     Nuveen Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I
     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund
     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II
     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III
     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV
     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

NUVEEN INVESTMENT TRUST

Nuveen Growth and Income Stock Fund

Nuveen Balanced Stock and Bond Fund

Nuveen Balanced Municipal and Stock Fund

Nuveen European Value Fund

NUVEEN INVESTMENT TRUST II

Nuveen Rittenhouse Growth Fund

NUVEEN INVESTMENT TRUST III

Nuveen Income Fund

MONEY MARKET FUNDS

Nuveen California Tax-Free Money Market Fund

Nuveen Massachusetts Tax-Free Money Market Fund

Nuveen New York Tax-Free Money Market Fund

Nuveen Tax-Free Reserves, Inc.

Nuveen Tax-Exempt Money Market Fund, Inc.

     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("BUSINESS DAY"), if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund.

dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.


     A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research department in the industry.


     To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

     The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium

Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

     To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("FIRMS") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("FUNDS"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

RISK FACTORS

     An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust(s) have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a Trust may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

     Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

     The value of the Securities will fluctuate over the life of a Trust and may be more or less than the value at the time they were deposited in such Trust. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these Securities, including the impact of the Sponsor's purchase and sale of Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

     Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust or successive trusts that employ the same or a similar investment strategy will achieve their investment objectives.

     Year 2000 Problem. Like other investment companies, financial and business organizations and individuals around the world a Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to such Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by a Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to a Trust.

     The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Securities contained in a Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in a Trust.

     Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

                                  APPENDIX A
               STANDARD & POOR'S EARNINGS AND DIVIDEND RANKINGS
                               FOR COMMON STOCKS


     The investment process involves assessment of various factors--such as products and industry position, corporate resources and financial policy--with results that make some common stocks more highly esteemed than others. In this assesment, Standard & Poor's believes that earnings and dividend performance is the end result of the interplay of these factors and that, over the long run, the record of this performance has a considerable bearing on relative quality. The rankings, however, do not pretend to reflect all of the factors, tangible or intangible, that bear on stock quality.

     Relative quality of bonds or other debt, that is, degrees of protection for principal and interest, called credit worthiness, cannot be applied to common stocks, and therefore rankings are not to be confused with bond quality ratings which are arrived at by a necessarily different approach.

     Growth and stability of earnings and dividends are deemed key elements in establishing Standard & Poor's earnings and dividend rankings for common stocks. It should be noted, however, that the process also takes into consideration certain adjustments and modifications deemed desirable in establishing such rankings.

     The major driver of these rankings is a computerized scoring system based on per-share earnings and dividend records of the most recent ten years--a period deemed long enough to measure significant time segments of secular growth, to capture indications of basic changes in trend as they develop, and to encompass the full peak-to-peak range of the business cycle. Basic scores are computed for earnings and dividends, then adjusted as indicated by a set of predetermined modifiers for growth, stability within long-term trend, and cyclicality. Adjusted scores for earnings and dividends are then combined to yield a final score.

     In addition, the ranking system makes allowance for the fact that, in general, corporate size imparts certain recognized advantages from an investment standpoint. Conversely, minimum size limits (as measured by corporate revenues) are set for the various rankings, but the system provides for exceptions when the score reflects an outstanding earnings-dividend record.

     The final score for each stock is measured against a scoring matrix determined by analysis of the scores of a large and representative sample of stocks. The range of scores in the array of this sample has been aligned with the following ladder of rankings:

A+     Highest     A-     Above Average     B-     Lower
A      High        B+     Average           C      Lowest
                   B      Below Average     D      In Reorganization

     NR signifies no ranking because of insufficient data or because the stock is not amenable to the ranking process.

     The rankings as determined above may be modified in some instances by special considerations, such as natural disasters, massive strikes, and non-recurring accounting adjustments.

     A ranking is not a forecast of future market price performance, but is basically an appraisal of past performance of earnings and dividends, and relative current standing. These rankings must not be used as market recommendations; a high-scoring stock may at times be so overpriced as to justify its sale, while a low-scoring stock may be attractively priced for purchase. Rankings based upon earnings and dividend records are no substitute for complete analysis. They cannot take into account potential effects on management changes, internal company policies not yet fully reflected in the earnings and dividend record, public relations standing, recent competitive shifts, and a host of other factors that may be relevant to market price or suitability.

                                  APPENDIX B
                 STANDARD & POOR'S CORPORATE RATINGS CRITERIA


     A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligations, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

     Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days--including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

LONG-TERM ISSUE CREDIT RATINGS

     Issue credit ratings are based, in varying degrees, on the following considerations:

          1. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

          2.  Nature of and provisions of the obligation; and

          3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

  "AAA" An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   "AA" An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

    "A" An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

  "BBB" An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

     Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.


   "BB" An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

    "B" An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

  "CCC" An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

   "CC"   An obligation rated "CC" is currently highly vulnerable to nonpayment.

    "C" The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action has been taken, but payments on this obligation are being continued.

    "D" An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grade period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus(+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are NOT addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk--such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

                       Contents of Registration Statement

A.  Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                 Amount

          Reliance Insurance Company
          B 262 6895                                       $26,000,000

B. This amendment of Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures



                            Consents of Independent Public
                     Accountants and Counsel as indicated

                        Exhibits as listed on page S-5

C.   Explanatory Note

     This Amendment No. 2 to the Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.   Undertakings


     1. The Information Supplement to the Trust will not include third party financial information.

                                  Signatures

     The Registrant, Nuveen Unit Trusts, Series 40 hereby identifies Series 35 and Series 4 of the Nuveen Unit Trusts for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 40 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 15th day of April, 1999.


                                        NUVEEN UNIT TRUSTS, SERIES 40
                                                (Registrant)

                                        By JOHN NUVEEN & CO. INCORPORATED
                                                   (Depositor)

                                        By /s/ Robert K. Burke
                                           -------------------------------
                                               Vice President

                                        Attest     Karen L. Healy
                                               ---------------------------
                                               Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:



     Signature                       Title*                         Date
     ---------                       ------                         ----

Timothy R. Schwertfeger      Chairman, Board of Directors )
                             Chief Executive Officer      )   Larry W. Martin
                             and Director                 )  ---------------
                                                          )   Larry W. Martin
John P. Amboian              Chief Financial Officer and  )  Attorney-in-Fact**
                             Executive Vice President     )
                                                          )
Margaret E. Wilson           Vice President and           )   April 15, 1999
                             Controller                   )

---------

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

** The power of attorney for Messrs. Amboian and Schwertfeger were filed as Exhibit P to Form N-8B-2 (File No. 811-08103) and for Ms. Wilson as Exhibit 6.2 to Nuveen Unit Trusts, Series 12 (File No. 33-49197).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.


                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.


                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.2 to the Registration Statement.


                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 3.3 to the Registration Statement.

                                List of Exhibits

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trusts, Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-25225] filed on behalf of Nuveen Unit Trusts, Series 4).

1.1(b)  Trust Indenture and Agreement.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

3.1     Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4     Opinion of counsel as to advancement of funds by Trustee.

4.2     Consent of The Chase Manhattan Bank.

4.4     Consent of Arthur Andersen LLP.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 [File No. 811-08103] filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).